As filed with the Securities and Exchange Commission on September 22, 2022

Registration Statement No. 333-262681

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Tritium DCFC Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant name into English)

Australia	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christopher Lueking Ryan Maierson Roderick Branch Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312)-876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as amended, the “Securities Act”), check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This post-effective amendment shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the registration statement on Form F-1 (File No. 333- 262681) filed by Tritium DCFC Limited originally filed on February 11, 2022 and declared effective by the Securities Exchange Commission on August 30, 2022 (as amended, the “Registration Statement”) and, in that regard, is being filed pursuant to the undertakings in Item 9 in such Form F-1 to file a post-effective amendment in relation thereto.

This Amendment is being filed as an exhibit-only filing solely to file a consent of PricewaterhouseCoopers, with respect to its report dated September 23, 2022 relating to the financial statements of Tritium DCFC Limited contained in its Annual Report on Form 20-F for the fiscal year ended June 30, 2022 and included in the Prospectus Supplement No. 1 dated September 22, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, including the power of attorney thereon, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Exhibits and Financial Statement Schedules

(a)	The following exhibits are included in this registration statement on Form F-1:

Exhibit No.	Description

23.1*	Consent of PricewaterhouseCoopers.

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

*	Filed herewith.

(b)	Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brisbane, State of Queensland, Australia on the 22nd day of September, 2022.

Tritium DCFC Limited

By:	/s/ Jane Hunter
Name:	Jane Hunter
Title:	Chief Executive Officer and Executive Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint each of Jane Hunter and Michael Hipwood, with full power of substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities and on the dates indicated.

Name		Title	Date
By:	/s/ Jane Hunter Jane Hunter	Chief Executive Officer and Executive Director (Principal Executive Officer)	September 22, 2022

By:	/s/ Michael Hipwood Michael Hipwood	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 22, 2022

By:	/s/ Dr. David Finn	Chief Vision Officer and Executive Director	September 22, 2022
Dr. David Finn

By:	/s/ Robert Tichio	Non-Executive Director and Chair	September 22, 2022
Robert Tichio

By:	/s/ Trevor St. Baker AO	Non-Executive Director	September 22, 2022
Trevor St. Baker AO

By:	/s/ Kenneth Braithwaite	Non-Executive Director	September 22, 2022
Kenneth Braithwaite

By:	/s/ Edward Hightower	Non-Executive Director	September 22, 2022
Edward Hightower

By:	/s/ Adam Walker	Non-Executive Director	September 22, 2022
Adam Walker

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Tritium DCFC Limited has duly caused this registration statement to be signed by the following duly authorized representative in the United States on September 22, 2022.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc., Authorized Representative in the United States